April 10, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:         Clancy Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed March 23, 2017

File No. 333-213698

Ladies and Gentlemen:

This letter sets forth the responses of Clancy Corp. (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of April 5, 2017.

January 31, 2016 Financial Statements Note 7 – Income Taxes, page F-6

1. We note your response to comment ten in our letter dated March 20, 2017. Please revise your disclosure as follows:

-        In your first table, the deferred tax asset resulting from your net operating loss carryforwards, and the related valuation allowance, at January 31, 2016 and July 31, 2016, should be $2,759 and $408, respectively, based upon applying the 34% tax rate to your net operating losses of $8,115 and $1,201.

-        In the second table, the computed “expected” tax (benefit) should read ($2,351) for the six months ended January 31, 2017. The change in valuation allowance for the six months ended January 31, 2017 should be $2, 351.

Response: Disclosure was revised.

Very Truly Yours,

Iryna Kologrim

President of Clancy Corp.